SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2006, incorporated by reference herein:

Exhibit

99.1   Release dated October 30, 2006, entitled “ABRIDGED REPORT AND NOTICE OF
          ANNUAL GENERAL MEETING”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 31, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2006

Further to the provisional condensed annual financial statements published on 21 September 2006 (“the provisional results”)
relating to the financial year ended 30 June 2006, shareholders are advised that the annual report will be posted to shareholders on 30 October 2006.

Since the publication of the provisional results, headline loss changed as a result of the exclusion of a R6.4 million profit on disposal of mining assets from the calculation of headline loss.
This change has been made to the audited financial statements for the year ending 30 June 2006.

The financial statements below have been prepared by management in accordance with International Financial Reporting Standards
(“IFRS”).

KPMG’s unmodified audit report on the abridged IFRS financial statements contained in this announcement of annual results is available for inspection at the company’s registered office.
GROUP INCOME STATEMENTS
INCOME STATEMENT
FOR THE YEARS ENDING:                                JUNE 2006                       JUNE 2005
(Audited)                                                                     (R 000)                             (R 000)

Continuing operations
Revenue                                                                   1 599 994                          1 151 901
Cost of sales                                                           (1 574 910)                       (1 010 534)
Cash cost                                                                (1 383 089)                          (843 938)
Depreciation                                                              (150 632)                          (133 072)
Retrenchment costs                                                       (5 626)                            (26 141)
Movement in provision for
     environmental rehabilitation                                   (39 069)                           (18 069)
Movement in gold in progress                                        3 506                              10 686
Gross profit                                                                   25 084                            141 367
Profit/(loss) on derivative
     instruments                                                              34 614                             (1 250)

Impairments 118 538 (76 226)
Administration and general costs (131 383) (156 253)
Share of loss of associates (151 963) (77 749)
Operating loss before investment
     and finance expenses
(105 110) (170 111)
Investment income 43 061 (32 061)
Finance expenses (46 339) (35 945)
Loss before taxation (108 388) (238 117)
Income tax expense (24 392) (15 529)
Loss after taxation but before
     discontinued operation
(132 780) (253 646)
Minority interest 4 369 (11)
Loss for the year attributable to
     ordinary shareholders
(128 411) (253 657)
Basic and diluted loss per
     ordinary share(cents)
(41) (98)
INCOME STATEMENT
FOR THE YEARS ENDING:
JUNE 2006 JUNE 2005
(Audited) (R 000) (R 000)
Discontinued operations
Revenue
- 516 661
Cost of sales - (651 852)
Cash cost - (635 855)
Depreciation - (5 856)
Retrenchment costs - (1 391)
Movement in provision for
     environmental rehabilitation
- (6 366)
Movement in gold in progress - (2 384)
Gross loss - (135 191)
Impairments - (213 379)
Administration and general costs - (9 362)
Operating loss before investment income
     and finance expenses
- (357 932)
Investment income - 1 992
Finance expenses - (438)
Loss before taxation - (356 378)
Income tax expense - -
Loss after taxation - (356 378)
Profit from discontinued operations 18 322 65 243
Loss for the year attributable
     to ordinary shareholders
18 322 (291 135)
INCOME STATEMENT
FOR THE YEARS ENDING:
JUNE 2006 JUNE 2005
(Audited) (R 000) (R 000)

Total operations
Revenue 1 599 994 1 668 562
Cost of sales (1 574 910) (1 662 386)
Cash cost (1 383 089) (1 479 793)
Depreciation (150 632) (138 928)
Retrenchment costs (5 626) (27 532)

Movement in provision for
     environmental rehabilitation (39 069) (24 435)
Movement in gold in progress 3 506 8 302
Gross profit 25 084 6 176
Profit/(loss) on derivative
     instruments 34 614 (1 250)
Impairments 118 538 (289 605)
Administration and general costs (131 383) (165 615)
Share of loss of associates (151 963) (77 749)
Operating loss before investment
     income and finance expense (105 110) (528 043)
Investment income 43 061 (30 069)
Finance expenses (46 339) (36 383)
Loss before taxation (108 388) (594 495)
Income tax expense (24 392) (15 529)
Loss after taxation but before
     discontinued operation
(132 780) (610 024)
Profit from discontinued operation 18 322 65 243
Loss for the year (114 458) (544 781)
Minority interest 4 369 (11)
Loss for the year attributable
     to ordinary shareholders (110 089) (544 792)
Basic and diluted loss per
     ordinary share (cents) (35) (211)
Headline and diluted loss per
     ordinary share (cents)
(110) (125)

RECONCILIATION OF HEADLINE LOSS

Net loss per income statement
(110 089) (544 792)
Less: (Profit)/loss on sale of
     mining assets
(6 537) (11)
          Profit on sale of investment (89 491) (3 000)
          Gain on discontinued operation (18 322) (65 243)
Add: Impairment of mining assets,
     investments and goodwill (118 538) 289 605
Headline loss (342 977) (323 441)

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE
EARNINGS PER SHARE
JUNE 2006 JUNE 2005
(Cents) (Cents)
Headline and diluted loss per
      ordinary share as previously reported                              (108)
(125)
Adjustment for:
- profit on disposal of mining assets
(2) -
Headline and diluted loss per ordinary
     share as restated
(110) (125)
CHANGES IN SHAREHOLDERS’ INTEREST ABRIDGED
(Audited)

Shareholders’ interest at the
     beginning of the year 483 094 456 851

Share capital issued:
- for cash 199 870 421 569
- for staff options exercised 3 468 378
- share issue expenses (6 944) (27 159)
- for acquisitions 126 489 101 131
- share-based payments 13 341 10 508
Foreign exchange gain on translation 78 762 58 764
Loss for the year (110 089) (544 792)
Minority interest 227 281 5 844
Shareholders’ interest at the
     end of the year 1 015 272 483 094
GROUP BALANCE SHEETS AS AT JUNE 2006 JUNE 2005
(Audited) (R 000) (R 000)

ASSETS
Non-current assets
2 174 486 1 098 029
Property, plant and equipment 1 850 596 731 590
Non-current investments and other
     assets 99 308 48 041
Investments in associates - 103 212
Non-current inventories 219 258 215 186
Deferred mining and income taxes 5 324 -
Current assets 820 588 401 403
Inventories 208 759 110 669
Accounts receivables 102 098 49 542
Financial assets 20 770 -
Cash and equivalents 488 961 241 192
Non-current assets classified as
     held for sale
15 000 -
Total assets 3 010 074 1 499 432

EQUITY AND LIABILITIES
Equity 1 015 272 483 094
Shareholders’ equity 782 147 477 250
Minority shareholders’ interest 233 125 5 844
Non-current liabilities 847 001 691 546
Provision for environmental
     rehabilitation
322 308 138 582
Post-retirement and other employee
     benefits
24 389 -
Deferred mining and income taxes 97 338 82 732
Long-term liabilities 402 966 466 554
Financial liabilities
- 3 678
Current liabilities 1 147 801 324 792
Accounts payable and accrued
     liabilities 370 633 211 577
Short-term liabilities 556 943 64 685
Provisions 2 515 2 159
Financial liabilities 183 370 -
Taxation payable 31 930 37 217
Bank overdraft 2 410 9 154
Total equity and liabilities 3 010 074 1 499 432

GROUP CASH FLOW STATEMENT
FOR THE YEARS ENDING JUNE 2006 JUNE 2005
(Audited) (R 000) (R 000)

Net cash outflow
     from operating activities (21 501) (124 600)
Net cash outflow from investing
     activities (238 933) (213 621)
Net cash inflow
     from financing activities
452 310 433 553
Net increase/(decrease)in cash
     and cash equivalents
191 876 95 332
Opening cash and equivalents 232 038 129 421
Foreign exchange movements 62 637 7 285
Closing cash and cash equivalents 486 551 232 038

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of DRDGOLD shareholders will be held at 11:00 (South African time) on Friday,
8 December 2006 at EBSCO House 4, 299 Pendoring Avenue,
Blackheath, Randburg to transact such business as is set out in the notice of annual general meeting that has been issued together with the annual report for the year ended 30 June 2006.

30 October 2006
Johannesburg
Sponsor
Standard Bank